Exhibit 99.1

VNET Announces Changes to Leadership Team

BEIJING, September 15, 2022 /PRNewswire/ -- VNET Group, Inc. (NASDAQ: VNET) (“VNET” or the “Company”), a leading carrier- and cloud-neutral Internet data center services provider in China, today announced that Mr. Samuel Yuan-Ching Shen decided to resign from his positions as the Company’s Chief Executive Officer and Executive Chairman of Retail IDC Business Group due to personal reasons, and he will remain with the Company as a senior advisor to the senior management. Mr. Jeff Dong, the Company’s president, has been appointed to succeed Mr. Shen as the Company’s Chief Executive Officer, effective immediately.

Mr. Josh Sheng Chen, Founder and Chairman of VNET, said, “I would like to thank Samuel for his contributions and dedication to our success throughout his tenure. His leadership has been instrumental in driving value and growth for VNET. We look forward to his ongoing guidance in his new role as our senior advisor.

“Meanwhile, I am pleased to welcome Jeff to the executive leadership team. We are confident that Jeff’s extensive industry insight and deep investment expertise, acquired over a long and illustrious professional career, will continue to drive our dual-core growth strategy and fuel our ongoing commitment to achieving sustainable growth and long-term shareholder value.”

Mr. Jeff Dong has served as president of the Company and chief executive officer of VNET Capital since June 2022. Prior to joining the Company, Mr. Dong served as the head of the real assets investment department of Taiping Capital Asset Management, a subsidiary of China Taiping Insurance Group, from June 2020 to June 2022. Mr. Dong has extensive experience in real assets investment in infrastructure, TMT and new energy sectors. Mr. Dong’s related experience spans more than 15 years, including over a decade serving in various roles at China Investment Corporation, a sovereign wealth fund of China. Mr. Dong received his Ph.D. from Manchester Business School.

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral Internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security, and speed of its customers’ internet infrastructure. Customers may locate their servers and equipment in VNET’s data centers and connect to China's internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 6,500 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “target,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as VNET’s strategic and operational plans contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VNET’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: VNET’s goals and strategies; VNET’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, VNET’s services; VNET’s expectations regarding keeping and strengthening its relationships with customers; VNET’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET’s reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Xinyuan Liu

Tel: +86 10 8456 2121

Email: ir@vnet.com